June 6, 2025

Melissa Jackson
President
USAA Acceptance, LLC
1105 North Market Street, Suite 1300
Wilmington, Delaware 19801

       Re: USAA Acceptance, LLC
           Registration Statement on Form SF-3
           Filed May 12, 2025
           File No. 333-287184
Dear Melissa Jackson:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
Form of Prospectus
Where to Find Information in this Prospectus, page 1

2. We note your statement that you do not assume any responsibility to update or review any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
 June 6, 2025
Page 2

Risk Factors
There may be a conflict of interst among classes of notes or among noteholders generally., page 30

3. We note your statement that investors in one or more classes of notes, directly or through affiliates, may have business relationships with the sponsor, the depositor, the servicer, or their affiliates. We also note your example that an investor may provide services to, or obtain services from, these parties, and any of such parties may be a creditor of the others through a financing or other contractual relationship, which may include the sharing of material information regarding the sponsor, the depositor, the servicer or their affiliates that is not disclosed in this prospectus. However, we are unable to locate disclosure elsewhere about these potential business relationships.
       Please revise your prospectus where appropriate to indicate that you will provide a description of the general character of any business relationship or agreement that is entered into outside the ordinary course of business or that is on terms other than would be obtained in an arm's length transaction as required by Item 1119(b) of
       Regulation AB. Refer also to the Instruction to Item 1119(b) of Regulation AB.
4. We also note your statements that such business relationships between an investor and one or more transaction parties may create conflicts of interests with other noteholders. Please explain how this disclosure is consistent with Securities Act Rule
       192 or revise to qualify it as subject to applicable law. In addressing this comment, please consider, as applicable, any case where the investor may be a securitization participant or sponsor as defined in Rule 192(c), including as a result of the business relationship or the resultant sharing of information.
Description of the Certificates, page 102

5. We note your statements here and elsewhere throughout the prospectus that certain disclosure included in the prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the applicable principal documents. As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.
Part II - Information Not Required in Prospectus
Item 14(a). Exhibits, page II-2

6.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 6, 2025
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Komul Chaudhry at 202-551-4746 or Kayla Roberts at 202-551-3490
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance